SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR SEEKS INJUNCTION TO PREVENT SIPTU AIRPORT SHUTDOWN

Ryanair, Ireland's favourite airline, today (7 Mar) was granted leave to seek a High Court injunction against SIPTU's plan to shut down Dublin, Cork and Shannon Airports for four hours next Friday (14 Mar, between 05:00 and 09:00hrs).

Ryanair will not allow over 13,000 of its customers to be blackmailed by greedy SIPTU unions, particularly in the case of Aer Lingus where there is a defined contribution pension scheme and these staff have already received over €600m in pay-offs, pension top ups and free shares over the past 8 years. SIPTU's attempt to shut down air access from the country's three main airports is unlawful, unnecessary and unfair to passengers.

Ryanair is taking legal action to protect our 13,000 plus customers who could have their travel plans rescheduled by SIPTU strikes next Friday. In the event that the strike goes ahead Ryanair will make every effort to minimise the disruption to our customers who will be contacted early next week with details of any rescheduling of their flights.

Ryanair calls on the Dept. of Transport to explain what contingency plans the Government will put in place to prevent Ireland's vital airports being closed by SIPTU if this legal action is unsuccessful. Is the Government planning to call in the Gardaí and the army to keep airport security and fire services open next Friday? If not, why not?

Ryanair's Robin Kiely said:

"Ryanair today took legal action to prevent SIPTU from shutting down Dublin, Cork and Shannon Airports for four hours on Paddy's weekend. SIPTU's action is unlawful, unfair to our customers and an unnecessary burden on this island economy.Ryanair calls on the Government to outline its contingency plans to keep Ireland's vital airports open and prevent the travelling public being blackmailed by SIPTU."

Ends.

For further information
please contact:
Robin Kiely                                                      Joe Carmody
Ryanair Ltd                                                      Edelman Ireland
Tel: +353-1-9451212                                     Tel: +353-1-6789 333
press@ryanair.com                                        ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 March, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary